CONFIDENTIAL FOR INFORMATION OF SEC STAFF ONLY Confidential Treatment Requested by Intel Corporation Pursuant to 17 C.F.R. § 200.83 For a Portion of This Letter Described Below

May 15, 2013

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 6010
Washington, D.C.  20549
Attn:  Amanda Ravitz, Assistant Director

Re:	Intel Corporation Form 10-K for the Year Ended December 29, 2012 Filed February 19, 2013 Form 10-Q for the Quarterly Period Ended March 30, 2013 Filed April 29, 2013 File No. 000-06217

Dear Ms. Ravitz,

We have received your comment letter dated May 3, 2013, and the following are our responses to your comments.  For your ease of reference, we have included your original comments below and have provided our responses after each comment.

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of our response below.  We request that these portions, as indicated by **, be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause Intel competitive harm.  In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment.  Please address any notification of a request for access to such documents to the undersigned with a copy to Cary Klafter, Vice President, Corporate Legal and Corporate Secretary, Intel Corporation, 2200 Mission College Blvd., mail stop RNB4-151, Santa Clara, CA  95054.

United States Securities and Exchange Commission
Division of Corporate Finance
May 15, 2013

Form 10-K for the Fiscal Year Ended December 29, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 35

Comment No. 1

We note your response to prior comment 5. Please reconcile for us, and clarify in future filings, the disclosure on page 35 that states that you generated a higher percentage of your profits from lower tax jurisdictions in both 2012 and 2011, which positively impacted your effective tax rates, to the disclosure on page 87 indicating that U.S. income before taxes was more than twice the non-U.S. income before taxes amount in both periods. Clarify what you mean by profits – e.g., gross profit, income before taxes, etc. – and whether these lower tax jurisdictions are within or outside the U.S. If outside the U.S., tell us the percentage of your total consolidated revenues earned by your subsidiaries in those jurisdictions, separately quantifying any revenues from intercompany or affiliate transactions.

Response to Comment No. 1

While a majority of our income before taxes continues to come from U.S. entities, our ratio of non-U.S. income before taxes to U.S. income before taxes has increased each year from 2010 through 2012 resulting in an increased benefit in our effective tax rate in 2011 compared to 2010 and in 2012 compared to 2011. We disclosed this trend by stating on page 35 of our Form 10-K for the Year Ended December 29, 2012 that “we generated a higher percentage of our profits from lower tax jurisdictions in 2012 compared to 2011”. The lower tax jurisdictions referred to in this statement are all outside of the U.S. and the reference to “profits” is a reference to income before taxes. This statement discussing the year-over-year  trend is consistent with the information provided on page 87, which shows that the percentage of our income before tax from non-U.S. sources was higher in 2012 (at 32%) compared to 2011 (at 18%).

The information on page 87 reflects the amount of our total income before taxes earned in non-U.S. jurisdictions. The nature and operations of our individual subsidiaries is highly varied (e.g., manufacturing, R&D, or sales entities). The revenues generated by our subsidiaries will not have an obvious correlation with the associated profits of those entities absent an exhaustive explanation of the entities’ nature and operations. Therefore, quantification of revenues for subsidiaries in non-U.S. jurisdictions or quantification of revenues from intercompany transactions will not provide a meaningful basis to understand the company’s current expense or distribution of income before taxes between U.S. and non-U.S. jurisdictions.

United States Securities and Exchange Commission Division of Corporate Finance May 15, 2013 Page 3	** Confidential Treatment Request Pursuant to 17 CFR § 200.83 by Intel Corporation

Comment No. 2

We note your response to prior comments 4 and 5, which indicated that a sizable amount of your cash and cash equivalents, short-term investments and trading assets is held by your foreign subsidiaries. To help us better understand your conclusion that these amounts are not material to an understanding of your liquidity and capital resources, please address the following:

•
Tell us separately the amount of cash and cash equivalents, the amount of short-term investments and the amount of trading assets held by your foreign subsidiaries at December 29, 2012 and at March 30, 2013.

•
Tell us whether in the last three years you have re-designated any undistributed earnings of non-U.S. subsidiaries from being permanently re-invested outside the U.S to not being indefinitely reinvested and now available for use in the U.S.

•
Tell us whether you currently have in place cash management and funding strategies that make cash held outside the U.S. available to fund the needs in the U.S. on a short-term basis without being repatriated and being subject to U.S. taxes, and if so, please describe them to us.

Response to Comment No. 2

Set forth below is the amount of cash and cash equivalents, the amount of short-term investments and the amount of trading assets held by our foreign subsidiaries at December 29, 2012 and at March 30, 2013.

(In billions)	December 29, 2012	March 30, 2013
Cash and Cash Equivalents	[**]	[**]
Short-term investments	[**]	[**]
Trading Assets	[**]	[**]
Total	[**]	[**]

As noted in our previous response to Comment No. 4, [**] billion of the [**] billion held by non-U.S. subsidiaries as of December 29, 2012 (approximately [**] billion of the [**] billion as of March 30, 2013) has not been indefinitely reinvested and is generally available for use in the U.S. without incurring additional U.S. income taxes in excess of the amounts already accrued in our financial statements as of December 29, 2012.

In the last three years we have not re-designated any undistributed earnings of non-U.S. subsidiaries from being permanently re-invested outside the U.S to not being indefinitely reinvested and available for use in the U.S.

We do not have any cash management or funding strategies that make cash held outside the U.S. available to fund the needs in the U.S. on a short-term basis without being repatriated.

United States Securities and Exchange Commission
Division of Corporate Finance
May 15, 2013

Comment No. 3

On page 38, you disclose that your commercial paper program provides another source of liquidity.

•	Identify for us the caption on your statement of cash flows where you present cash flows from these transactions.

•
Tell us whether you undertake inter-company commercial paper transactions between your U.S. subsidiaries and your non-U.S. subsidiaries and if so, tell us the gross amounts of these transactions in each of the last three years.

Response to Comment No. 3

Commercial paper transactions are presented as financing activities in the line item “Increase (decrease) in short-term debt, net” on our statement of cash flows on page 47. In accordance with ASC 230-10, Statement of Cash Flows, we show these transactions on a net basis as the turnover is quick, the amounts are large, and the duration is short. If significant, we disclose the maximum annual borrowings under our commercial paper program in the Notes to Consolidated Financial Statements in our Financial Statements and in the Liquidity and Capital Resources section of our Management’s Discussion of Financial Condition and Results of Operations.

We do not undertake inter-company commercial paper transactions between our U.S. subsidiaries and our non-U.S. subsidiaries.

Form 10-Q for the Quarterly Period Ended March 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

Comment No. 4

We note from page 31 and from your first quarter earnings release disclosure relating to write-offs of your Haswell product inventory prior to qualification for sale, which you expect to get back throughout the rest of the year as the product qualifies for sale and you begin shipping to customers.

•	Explain to us the circumstances that led to your Haswell inventory being written-off prior to the product qualifying for sale.

•	Tell us how you are accounting for your Haswell products, both prior to and after qualification for sale.

•	Cite the accounting literature upon which you relied and explain how you applied that literature to your facts and circumstances.

United States Securities and Exchange Commission
Division of Corporate Finance
May 15, 2013

Response to Comment No. 4

We apply ASC 330-10-20, Inventory, to determine the point at which our products meet the characteristics of inventory; the product is held for sale in the ordinary course of business or is in the process of production for such sale.

We manufacture hundreds of millions of advanced silicon platforms annually.  Each introduction of a new generation of platforms, such as Haswell and its variations, must meet rigorous technical quality specifications in order to be manufactured in high volume quantities and sold to our customers under our standard warranty. We refer to the process of meeting our rigorous technical quality specifications as “product release qualification”, or PRQ. Given the complexity of new product introductions and the uncertainty of new product introductions meeting our rigorous standards, we refer to pre-PRQ units as “risk starts.”  We will not sell risk starts to our customers under our standard warranties unless the units pass PRQ.  In our history, we have experienced occasions in which risk starts failed to reach PRQ, the risk starts were scrapped, and the new product introduction required a redesign. This rigorous process helps to protect the company and our shareholders from substantial warranty and product remediation costs that may be incurred if a defective product reaches the market.  Accordingly, our accounting policies require that our products pass PRQ in order to meet the characteristics of inventory.

The costs of our products prior to PRQ are recognized as a period cost until the products are qualified for sale. Costs incurred during the quarter in which a product passes PRQ and in subsequent quarters are recognized as inventory until sold.

In the quarter ended March 30, 2013, we had platform variations of Haswell products in various stages of production. Platform variations that met Intel’s PRQ and their costs in that quarter were recognized as inventory. The costs associated with platform variations that did not reach PRQ were recognized as a period cost. As the platform variations reach PRQ, costs incurred in the current accounting period are recognized as inventory. The Haswell inventory that was described in our Form 10-Q for the period ended March 30, 2013 as being written-off prior to the product qualifying for sale can also be described, from a technical accounting perspective, as period costs incurred on units not qualified for sale as they did not meet the definition of inventory per ASC 330-10-20.

As part of our planning processes we forecast when we believe a product will PRQ, which allows us to provide forward looking information to investors. The actual quarter a product meets PRQ has been different than our expectations and at times, risk starts do not pass PRQ. Accordingly, we provide the following risk factor in our disclosures in periods in which we have a new product introduction:

“The gross margin percentage could vary significantly from expectations based on variations in inventory valuation, including variations related to the timing of qualifying products for sale.”

**********

United States Securities and Exchange Commission
Division of Corporate Finance
May 15, 2013

As requested by the staff, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the 2012 Form 10-K and the Form 10-Q for the quarterly period ended March 30, 2013;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have sought to respond to all of your comments, and where indicated above, will be incorporating disclosure in future filings.  If you have further comments that you would like to have addressed prior to that filing, please let us know.  If you have any questions, you may contact Kevin McBride, External Reporting Controller at (971) 226-3987 or Ronald Mueller at Gibson, Dunn & Crutcher, at (202) 955-8671.

Sincerely,

/s/ Stacy J. Smith
Stacy J. Smith
Executive Vice President, Chief Financial Officer, Director of Corporate Strategy, and Principal Accounting Officer
Intel Corporation

cc:	Audit Committee of the Board of Directors of Intel Corporation
Cary Klafter, Vice President, Corporate Legal and Corporate Secretary